EXHIBIT 7
PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Calculation of Ratio of Earnings to Fixed Charges
For the years 2006 through 2010

	2010(1)		2010	2009	2008	2007	2006

	(in millions, except ratio of earnings to fixed charges)
Earnings: Income before income tax
Pre-tax income from continuing operations before adjustment for non-controlling interest in consolidated subsidiaries or income or loss from equity investees subsidiaries	US$	1,225	Php53,685	Php54,839	Php54,049	Php58,081	Php38,249
Add (Deduct):
Fixed Charges (see b below)		194	8,514	8,273	7,831	8,051	10,874
Amortization of capitalized interest		36	1,594	1,544	1,543	1,559	1,490
Capitalized interest		(16)	(710)	(691)	(778)	(542)	(549)

Total Earnings(a)	US$	1,439	Php63,083	Php63,965	Php62,645	Php67,149	Php50,064

Fixed Charges(b)
Interest on loans and related items	US$	125	Php5,471	Php5,317	Php5,083	Php5,714	Php7,359
Capitalized interest		16	710	691	778	542	549
Amortization of debt issuance costs and debt discount		23	1,010	913	751	874	2,214
Estimated financing component of rent expense(3)		30	1,323	1,352	1,219	921	752

Total Fixed Charges	US$	194	Php8,514	Php8,273	Php7,831	Php8,051	Php10,874

Ratio (a/b)(2)		7.4	7.4	7.7	8.0	8.3	4.6

(1)	We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS. For convenience, the Philippine peso financial information as at and for the year ended December 31, 2010 has been translated into U.S. dollars at the exchange rate of Php43.81 to US$1.00, the Philippine peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2010.

(2)	For purposes of this ratio, “Earnings” consist of: (a) pre-tax income from continuing operations before adjustment for non-controlling interest in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less the sum of the following: (1) capitalized interest, (2) preference security dividend requirements of consolidated subsidiaries, and (3) the non-controlling interests in pre-tax income of subsidiaries that have not incurred fixed charges.

“Fixed charges” consist of interest expense and capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense, and preference security dividend requirements of consolidated subsidiaries.

(3)	Rent expense substantially represents payments for the satellite circuits leased by PLDT. Historically, PLDT has been using one-third of rent expense as a reasonable estimate of the financing component of rent expense, since it is impracticable to determine the actual financing component of rent expense.

300